Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto concerned about new resources tax
2 May 2010
Rio Tinto today warned the new resources tax announced by the Federal Government could erode Australia’s competitiveness, severely curtail investment and limit jobs growth.
Rio Tinto managing director Australia David Peever said the final design and implementation of the additional resources tax was crucial to ensuring unintended consequences didn’t filter through to other sectors of the national economy.
“We are concerned about the inclusion of existing operations and the apparently arbitrary way the new resources tax was set at 40 per cent. Taxing 40 per cent of profits over the long-term bond rate, together with corporation tax, would make the Australian minerals sector the highest taxed in the world, seriously eroding competitiveness,” Mr Peever said.
“And just as importantly, altering the rules for existing multi-billion dollar projects in mid stream — after large amounts of capital have already been put at risk over many years — would be the worst possible message Australia could send to investors.”
Mr Peever rejected suggestions that the Australian community was not extracting a fair return from the growth in the mining sector, noting the industry already pays more tax than other parts of the economy.
“All Australians benefit from a strong mining sector. In the same way all Australians are affected by measures that hurt the mining sector. Australia was saved from the worst of the GFC by the strength of the resources sector, but the same industry is now being portrayed by the Government as not paying its way.
“Periods of high commodity prices also give the industry the capacity to invest through the cycle and to return value to ordinary shareholders. Across commodity price cycles, Rio Tinto has maintained its strong record of investment in Australia for more than a generation, expanding its business and creating wealth for shareholders and the broader Australian community.”
Rio Tinto, like other mining companies, continues to deliver a wide range of local and regional community benefits that are not recognised in the basic taxation statistics. Investments in local infrastructure and agreements made with indigenous communities, for example, are provided on top of mining royalties and company taxes.
Rio Tinto will continue to keep its shareholders and customers informed about issues of concern regarding particular aspects of the Government’s tax proposals, Mr Peever said.
“Rio Tinto is not opposed to tax reform. We support genuine tax reform that protects against sovereign risk, improves the competitiveness of the resources sector as an investment destination and promotes economic growth,” he said.
“We will comprehensively analyse the potential impact on our business of all of the Government’s proposals and want to play a proactive, constructive role in the consultation process outlined by the Government.”
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia	Media Relations, London
David Luff	Faeth Birch / Conor McClafferty / Clare Hunt
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Christina Mills
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Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
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Investor Relations, Australia	Investor Relations, London
Dave Skinner	Mark Shannon
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 1178
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 576597
Simon Ellinor	David Ovington
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Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
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Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media